UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 3)*

Formula Systems (1985) Ltd.

(Name of Issuer)

American Depositary Shares, each representing

one Ordinary Shares, Par Value NIS 1.0 Per Share

(Title of Class of Securities)

346414-10-5

(CUSIP Number)

Guy Bernstein

Formula Systems (1985) Ltd.

1 Yahadut Canada Street (Terminal Center), Or Yehuda 6037501, Israel
Telephone: 972 3 5389487

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 346414-10-5
1.	Names of Reporting Persons Guy Bernstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,817,973 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,817,973 (2) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,817,973 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.9% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (a) 260,040 ordinary shares, and an additional 1,122,782 ordinary shares, all of which are held in trust for the benefit of the Reporting Person, and (b) 435,151 ordinary shares of which (i) 300,366 are held by an entity that is controlled by the Reporting Person and (ii) 134,785 are held in trust for the Reporting Person. The Reporting Person shares voting power with Asseco Poland S.A. (“Asseco”) with respect to all of such shares due to the appointment of Asseco as a proxy and grant to Asseco of an irrevocable power of attorney to vote on behalf of the Reporting Person in respect of all of such shares. See Items 1, 5 and 6.

(2)	Excludes up to an additional 3,915,601 ordinary shares held by Asseco with respect to which the Reporting Person may be deemed to share a degree of dispositive power due to the Reporting Person’s right of first refusal for certain transfers and a right to purchase those shares in certain scenarios. See Items 1, 5 and 6.

(3)	Consists of the ordinary shares described in footnote (1) above, with respect to which the Reporting Person may be deemed to share dispositive power with (x) Asseco, due to Asseco’s right of first refusal for certain transfers by the Reporting Person; and (y) the trustee, with respect to 260,040, plus 1,122,782, of those ordinary shares. See Items 1, 5 and 6.

(4)	Percentage ownership reported herein is based on 15,294,267 ordinary shares of the Issuer (including shares represented by ADSs) that are issued and outstanding as of September 17, 2020 (which information was provided by the Issuer to the Reporting Person following the inquiry of the Reporting Person).

Item 1. Security and Issuer.

This Amendment No. 3 (this “Amendment No. 3”) to the Statement of Beneficial Ownership on Schedule 13D filed on April 11, 2016 (the “Statement”), as amended by Amendment No. 1 thereto, filed on August 28, 2017 (“Amendment No. 1”), and Amendment No. 2 thereto, filed on October 19, 2017 (“Amendment No. 2”), relates to the American Depositary Shares (“ADSs”), each representing one ordinary share, par value NIS 1.0 per share (“Ordinary Shares”) of Formula Systems (1985) Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 1 Yahadut Canada Street (Terminal Center), Or Yehuda 6021805, Israel. Because of the 1-to-1 conversion ratio of ADSs to Ordinary Shares, this Amendment No. 3 relates to the ADSs and the Ordinary Shares collectively as a single class of equity and collectively refers to them as Ordinary Shares. Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement or in Amendment No.’s 1 or 2.

This Amendment No. 3 is being filed by the Reporting Person (as defined in Item 2 below) to report the following changes, or potential changes, to the Reporting Person’s beneficial ownership of Ordinary Shares as a result of the below-described events that have occurred since the filing of Amendment No. 2:

(i)	A reduction in the Reporting Person’s percentage beneficial ownership by in excess of one percent (from 13.4% to 11.9%) due to the combined impact of the following:

(a)	the issuance by the Issuer of an additional 545,485 Ordinary Shares (constituting 3.57% of the Issuer’s issued and outstanding share capital on a post-issuance basis) upon conversion of 80.5 million New Israeli Shekels principal (par value) amount of the Issuer’s Series B Debentures in March 2019, which reduced the Reporting Person’s beneficial ownership percentage; and

(b)	the sale by an entity controlled by the Reporting Person of 154,000 Ordinary Shares in June 2020, which reduced the number of Ordinary Shares beneficially owned by the Reporting Person through that entity to 435,151.

These downward changes in the Reporting Person’s beneficial ownership have been offset, in part, by:

(c)	an increase, by 315,783, in the number of Ordinary Shares as to which the Reporting Person possesses beneficial ownership, resulting from the acceleration of the vesting of the 315,783 remaining unvested Ordinary Shares out of the 1,122,782 Ordinary Shares acquired by the Reporting Person in June 2013 upon exercise of options to purchase 1,122,782 Ordinary Shares granted to the Reporting Person by the Issuer in March 2012 (the “March 2012 Grant”). That acceleration was triggered under the terms of the March 2012 Grant due to the sale by Asseco Poland S.A., the controlling shareholder of the Issuer (“Asseco”), of 2,356,605 Ordinary Shares on August 3, 2017, which reduced, as of that date, the number of Ordinary Shares then held by Asseco from 6,823,602 to 4,466,997.

(ii)	An amendment to a potential future arrangement that would impact the Reporting Person’s voting power of Ordinary Shares under the Shareholders Voting Agreement to which the Reporting Person is party with Asseco. That amendment changes the voting arrangements under the Shareholders Voting Agreement in the event that either of the following occurs— (x) the current CEO of Asseco ceases to be the CEO or the Chairman of the Supervisory Board of Asseco Poland, or (y) Asseco’s voting rights in the Issuer are reduced below 20%. Under the amendment, in either such scenario, the proxy that the Reporting Person has given to Asseco (conveying voting power with respect to all of the Ordinary Shares held by him) will terminate, and neither party will possess voting rights with respect to the other party’s Ordinary Shares. Previously, under the Shareholders Voting Agreement, in either such scenario, in addition to the termination of that proxy, the Reporting Person would have been entitled to a proxy from Asseco that would provide him with voting power with respect to all Ordinary Shares held by Asseco.

Except as described above, all other information presented in the Statement, as modified by Amendment No.’s 1 and 2 thereto, remains unmodified by this Amendment No. 3.

Item 2. Identity and Background.

(a) Name: This Amendment No. 3 is being filed by Guy Bernstein, an individual (the “Reporting Person”).

(b) Residence or Business Address: c/o Formula Systems (1985) Ltd., 5 Haplada Street, Or Yehuda 6021805, Israel.

(c) Present Principal Occupation/Employment: The Reporting Person serves as Chief Executive Officer of the Issuer. The Issuer is a global software solutions and IT professional services holding company that is principally engaged through its directly held investees in providing proprietary and non-proprietary software solutions and IT professional services, software product marketing and support, computer infrastructure and integration solutions and training and integration. The principal address of the Issuer’s offices at which the Reporting Person is employed is set forth in Item 1 above.

(d) Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Israel

Item 3. Source and Amount of Funds or Other Consideration.

The changes in the beneficial ownership of the Reporting Person that are described in this Amendment No. 3 did not involve the payment of any cash consideration by the Reporting Person. The increase in number of Ordinary Shares for which the Reporting Person possesses beneficial ownership (which was offset by the decreases in the Reporting Person’s beneficial ownership) was based on the acceleration of the vesting of the remaining 315,783 of the options to purchase 1,122,782 Ordinary Shares that were granted to the Reporting Person by the Issuer in March 2012 (concurrently with the amendment and extension of the Reporting Person’s past service agreement with the Issuer at that time), for which no cash consideration was paid by the Reporting Person to the Issuer. The Reporting Person paid NIS 0.01 per share in order to exercise those options in June 2013.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Ordinary Shares reported herein for investment purposes only.

As of the filing of this Amendment No. 3, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares (except for additional Ordinary Shares that the Reporting Person may acquire from Asseco in the future, under the right of first refusal provisions and other transfer provisions of the Shareholders Agreement), or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the ADSs to be delisted from the NASDAQ Global Select Market or any other national securities exchange on which they may be listed in the future, or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the ADSs to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment are made on the basis of 15,294,267 Ordinary Shares (including Ordinary Shares represented by ADSs) that were issued and outstanding as of September 17, 2020 (which outstanding share information was provided by the Issuer to the Reporting Person following the inquiry of the Reporting Person).

(a) The Reporting Person beneficially owns 1,817,973 Ordinary Shares of the Issuer in the aggregate, representing approximately 11.9% of the issued and outstanding share capital of the Issuer. Those Ordinary Shares consist of the following:

(i) 260,040 Ordinary Shares, constituting the remaining Ordinary Shares currently held by the Reporting Person from among the 396,000 Ordinary Shares that he acquired when he exercised, in April 2010, options to purchase 396,000 Ordinary Shares granted to him by the Issuer in January 2009 in connection with his entry into his service agreement with the Issuer (the Reporting Person has sold the other 135,960 Ordinary Shares acquired upon such exercise). In accordance with the terms of the grant, all of such 260,040 Ordinary Shares are currently deposited with a trustee but may be released to the Reporting Person (and may therefore be sold by the Reporting Person) upon his request at any time. Under the terms of the grant, the Reporting Person is furthermore permitted to vote all of such 260,040 Ordinary Shares upon his request at any time (such Ordinary Shares may otherwise be voted by the trustee).

(ii) 1,122,782 Ordinary Shares, issued upon the exercise by the Reporting Person in June 2013 of options to purchase 1,122,782 Ordinary Shares, which options were granted to the Reporting Person in March 2012, concurrently with the amendment and extension of his service agreement with the Issuer. The remaining 315,783 then-unvested Ordinary Shares out of those 1,122,782 Ordinary Shares vested in August 2017, as described in paragraph (i)(c) of Item 1 of this Amendment No. 3. Although these vested Ordinary Shares are held by a trustee, they may be released to the Reporting Person upon his request at any time, and the Reporting Person is entitled to vote or dispose of them.

(iii) 435,151 Ordinary Shares, constituting the remaining Ordinary Shares currently held by the Reporting Person— of which (i) 300,366 are held by an entity that is controlled by the Reporting Person and (ii) 134,785 are held in trust for the Reporting Person,— from among the 589,151 Ordinary Shares purchased by the Reporting Person from Asseco pursuant to a privately negotiated transaction that was consummated in Israel on August 22, 2017, as described in Amendment No. 1.

Under the Shareholders Agreement, the Reporting Person has (x) appointed Asseco as a proxy and granted to Asseco an irrevocable power of attorney to vote on behalf of the Reporting Person at all shareholder meetings of the Issuer (collectively, the “Proxy Appointment”), and (y) granted a right of first refusal to Asseco for certain transfers and a right for Asseco to purchase in certain scenarios in which the Reporting Person is insolvent (collectively, the “Transfer Rights”), in each case in respect of all of the Reporting Person’s Ordinary Shares, including the three sets of Ordinary Shares described in paragraphs (i) through (iii) above— 1,817,973 Ordinary Shares in the aggregate. The Reporting Person therefore shares both voting and dispositive power with respect to all of such Ordinary Shares with the trustee and/or Asseco (as applicable).

The foregoing aggregate 1,817,973 Ordinary Shares beneficially owned by the Reporting Person exclude up to an additional 3,915,601 Ordinary Shares that are held by Asseco, with respect to which the Reporting Person may, in the future, under the Shareholders Agreement, gain a degree of dispositive power due to the Reporting Person’s (x) right of first refusal for certain transfers of Ordinary Shares by Asseco and (y) right to purchase Asseco’s Ordinary Shares in certain scenarios.

(b) The Reporting Person possesses shared power to vote and direct the vote of, and shared power to dispose or to direct the disposition of, the Ordinary Shares described in paragraphs (a)(i) through (a)(iii) of this Item 5, for the reasons described in those paragraphs.

(c) During the last 60 days, the Reporting Person has entered into the following transactions:

(i)	the sale by an entity controlled by the Reporting Person of 154,000 Ordinary Shares on June 8, 2020 (as described in paragraph (i)(b) of Item 1 above) on the Tel Aviv Stock Exchange for a price per share of NIS 260 (approximately $75.10 per share); and

(ii)	entry into the amendment to the Shareholders Voting Agreement to which he is party with Asseco, which is described in paragraph (ii) of Item 1 above (which does not involve an actual purchase or sale of Ordinary Shares).

Other than as described above, there have been no transactions in Ordinary Shares (including ADSs) or related securities by the Reporting Person during the 60 days preceding the filing of this Amendment No. 3.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Item 6 of each of the Statement, Amendment No. 1 and Amendment No. 2 (which descriptions are incorporated by reference herein), as amended by the amendment to the Shareholders Voting Agreement described in paragraph (ii) of Item 1 of this Amendment No. 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.1.	Shareholders Voting Agreement, dated October 4, 2017, by and among Asseco, an Israeli company for the benefit of the Reporting Person, and the Reporting Person (incorporated by reference to Exhibit 1 to Amendment No. 2)

Exhibit 1.2.	Amendment, dated September 7, 2020, to Shareholders Voting Agreement, dated October 4, 2017, by and among Asseco, Emil Sharvit (2001) Consulting and Project Management Ltd. (an Israeli company for the benefit of the Reporting Person), and the Reporting Person

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Guy Bernstein
GUY BERNSTEIN

Dated: September 17, 2020